UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

355 Burrard Street, Suite 1150,

Vancouver, British Columbia

Canada, V6C 2G8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☐            Form 40-F   ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Condensed consolidated interim financial statements for the three months ended March 31, 2018.
99.2	Management’s Discussion and Analysis dated May 14, 2018 for the three months ended March 31, 2018.
99.3	Chief Executive Officer Certification of Interim Filings, dated May 14, 2018.
99.4	Chief Financial Officer Certification of Interim Filings, dated May 14, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2018.

LITHIUM AMERICAS CORP.
By:	/s/ W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Chief Executive Officer